United States securities and exchange commission logo





                             February 16, 2022

       Corey Ashton Walters
       Chief Executive Officer
       Here Collection LLC
       1111 Brickell Ave, 10th Floor
       Miami, FL 33131

                                                        Re: Here Collection LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed January 28,
2022
                                                            File No. 024-11750

       Dear Mr. Walters:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comment in our January 5, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed January 28, 2022

       Exhibit 11
       Consent of independent registered public accounting firm, page 1

   1. We note the independent registered public accounting firm's consent refers to the financial statements of Here
Collection LLC as of December 9, 2021. This date is not consistent with the date of the
Company's balance sheet. Please have your auditor revise its consent to address the
discrepancy.
              You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.
 Corey Ashton Walters
Here Collection LLC
February 16, 2022
Page 2



                                         Sincerely,
FirstName LastNameCorey Ashton Walters
                                         Division of Corporation Finance
Comapany NameHere Collection LLC
                                         Office of Real Estate & Construction
February 16, 2022 Page 2
cc:       Heidi Mortensen
FirstName LastName